# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TurnOnGreen, Inc., CIK 0001349706
CUSIP: 45257M106
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 1421 MCCARTHY BLVD., MILPITAS, California (CA), 95035
Date of event which requires filing of this statement: 10/29/2025
Amends the filing with accession number 0000921895-25-002640
Filed by CIK 0001399887
Persons authorized to receive notices and communications: Kenneth Schlesinger, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- SJC Lending, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 15,847,507; sole dispositive power 0; shared dispositive power 15,847,507; aggregate amount beneficially owned 15,847,507 (8.6% of the class)
- CASPI STEVEN (CIK 0001399887): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,847,507; sole dispositive power 0; shared dispositive power 15,847,507; aggregate amount beneficially owned 15,847,507 (8.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: TurnOnGreen, Inc.
Address of issuer's principal executive offices: 1421 MCCARTHY BLVD., MILPITAS, California (CA), 95035
Comment: This Amendment No. 2 ("Amendment No. 2") amends the statement on Schedule 13D originally filed by the Reporting Persons on September 30, 2025, as amended (the "Schedule 13D"), and relates to the Common Stock, $0.001 par value, of TurnOnGreen, Inc. (the "Shares") Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 2 shall have the meaning assigned to such term in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the 15,847,507 Shares beneficially owned by SJC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is $682,706, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon 183,983,122 Shares outstanding as of August 11, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2025.

As of the date hereof, SJC beneficially owned 15,847,507 Shares.

Percentage: Approximately 8.6%

As of the date hereof, Mr. Caspi, as the Manager of SJC, may be deemed to beneficially own the 15,847,507 Shares beneficially owned by SJC.

Percentage: Approximately 8.6%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

SJC:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 15,847,507
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 15,847,507

Mr. Caspi:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 15,847,507
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 15,847,507
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

The transactions in the Shares by each of the Reporting Persons since the filing of the first amendment to the Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On October 29, 2025 (the "Execution Date"), SJC entered into a Securities Purchase Agreement (the "SPA") with the Issuer, pursuant to which the Issuer agreed to sell to SJC convertible promissory notes in the aggregate principal amount of up to $1,650,000 (the "Convertible Notes") for a total purchase price of up to $1.5 million (the "Loan").

The consummation of the transactions contemplated by the SPA is subject to various customary closing conditions.

In addition, SJC entered into various collateral agreements in support of the Convertible Notes, including: (i) an Intellectual Property Security Agreement (the "IP Security Agreement"), pursuant to which the Issuer and its subsidiaries, Digital Power Corporation, a Delaware corporation ("Digital Power"), and TOG Technologies, Inc., a Nevada corporation ("TOGT" and, together with Digital Power, collectively, the "Subsidiaries"), granted SJC a continuing security interest in all of their right, title, and interest in certain trademarks, copyrights, patents, and mask works; (ii) a Security Agreement (the "Security Agreement"), pursuant to which the Issuer and the Subsidiaries granted SJC a security interest in substantially all of their respective assets as collateral for repayment of the Convertible Notes; and (iii) a Pledge Agreement (the "Pledge Agreement"), pursuant to which the Issuer pledged the capital stock of the Subsidiaries as additional collateral.

The material terms of the SPA and the Convertible Notes are summarized below.

Description of the SPA

The SPA provides that the Loan shall be conducted through seven (7) separate tranche closings, provided, however, that SJC has the ability, exercisable in its sole discretion, to purchase any principal face amount of Convertible Notes prior to the dates of the tranche closings provided for in the SPA.

Pursuant to the SPA, the initial tranche closing, which occurred on the Execution Date, consisted of the issuance of a Convertible Note to SJC in the principal face amount of Four Hundred Forty Thousand Dollars ($440,000), for a purchase price of Four Hundred Thousand Dollars ($400,000).

Pursuant to the SPA, subject to certain conditions being satisfied, following the filing by the Issuer with the Securities and Exchange Commission (the "SEC") of a registration statement (the "Registration Statement") registering for resale under the Securities Act of 1933, as amended (the "Securities Act"), the Shares, issuable upon conversion of the Convertible Notes, SJC will purchase a Convertible Note in the principal face amount of Two Hundred Twenty Thousand Dollars ($220,000), for a purchase price of Two Hundred Thousand Dollars ($200,000).

Following the SEC's declaration of effectiveness of the Registration Statement, subject to certain conditions being satisfied, SJC will purchase additional Convertible Notes having an aggregate principal face amount of Nine Hundred Ninety Thousand Dollars ($990,000) for a total purchase price of Nine Hundred Thousand Dollars ($900,000), to be funded in monthly increments consistent with the tranche schedule set forth in the SPA.

From the Execution Date and continuing until the date that is one (1) year therefrom, SJC shall have a right of first refusal with respect to any investment proposed to be made by any individual or entity for each and every future public or private equity offering, including a debt instrument convertible into equity of the Issuer during such period.

Description of Convertible Notes

The first Convertible Note, which was issued to SJC on the Execution Date, has a principal face amount of $440,000 and was issued with an original issue discount of ten percent (10%). The remaining Convertible Notes will be issued as described above under "Description of the SPA." The Convertible Notes accrue interest at the rate of 12% per annum, unless an event of default (as defined in the Convertible Notes) occurs, at which time the Convertible Notes in excess of $300,000 will accrue interest at 20% per annum. The Convertible Notes will mature on the first anniversary of their respective issuance dates. The Convertible Notes are convertible into Shares (the "Conversion Shares") on the terms and conditions set forth in the Convertible Notes, at a conversion price (the "Conversion Price") equal to the greater of (i) $0.035 per share (the "Floor Price"), which Floor Price shall not be adjusted for stock dividends, stock splits, stock combinations, or other similar transactions, and (ii) an amount representing a 20% discount to the Issuer's lowest VWAP (as defined in the Convertible Notes) on any Trading Day (as defined in the Convertible Notes) during the ten (10) Trading Days immediately prior to the date of conversion.

The Convertible Notes contain standard and customary events of default including, but not limited to, failure to pay amounts due under the Convertible Notes when required, failure to deliver Conversion Shares when required, default in covenants and bankruptcy events.

The foregoing descriptions of the SPA, the Convertible Notes, the Security Agreement, the Pledge Agreement, and the IP Security Agreement, do not purport to be complete and are qualified in their entirety by reference to their respective forms which are annexed hereto as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, respectively, to this Amendment No. 2 and are incorporated herein by reference. The foregoing does not purport to be a complete description of the rights and obligations of the parties thereunder and such descriptions are qualified in their entirety by reference to such exhibits.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Transactions in the Securities of the Issuer Since the Filing of the First Amendment to the Schedule 13D

Exhibit 99.1 - Form of Convertible Note, issued October 29, 2025 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 30, 2025)

Exhibit 99.2 - Securities Purchase Agreement, dated October 29, 2025, by and between TurnOnGreen, Inc. and SJC Lending LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 30, 2025)

Exhibit 99.3 - Form of IP Security Agreement, dated October 29, 2025 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 30, 2025)

Exhibit 99.4 - Form of Security Agreement, dated October 29, 2025 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 30, 2025)

Exhibit 99.5 - Form of Pledge Agreement, dated October 29, 2025 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 30, 2025)

## Signatures
- SJC Lending, LLC: /s/ Steven J. Caspi, Steven J. Caspi, Manager (10/30/2025)
- CASPI STEVEN: /s/ Steven J. Caspi, Steven J. Caspi (10/30/2025)